FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 22, 2003	signed "Don Gleason" Don Gleason, CFO

C h  a  r   t   w   e   l   l     T   e   c   h   n    o   l   o   g   y     I  n  c .

PRESS RELEASE

Victor Chandler Renews Software License Agreement

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, April 16, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of complete gaming systems to the online gaming industry, is very pleased to announce that Victor Chandler (International) of Gibraltar has renewed its software license agreement for another term.

Originally announced in July of 2000, the Victor Chandler organization was one of Chartwell’s first major European clients. Over the past 3 years Victor Chandler’s casino gaming site www.thespinroom.com has become a hugely popular and successful online casino.

The initial licensing agreement with Victor Chandler was the start of a Chartwell pioneered concept allowing an existing online sports betting site to be seamlessly integrated with a unique, branded online casino system, which greatly expanded punter’s gaming options without the need for two separate gaming systems.

“We are extremely pleased to continue what has been an excellent relationship with Victor Chandler, states Darold H. Parken, President and CEO of Chartwell. “Over the past three years we have witnessed the growing success of www.thespinroom.com with our original Java-based casino suite of games. With the evolution of our total gaming system during this period, we are confident that the Victor Chandler organization will be even more successful with our latest Flash-based gaming software which will be rolled out during this quarter.”

The Victor Chandler Group is a global operation with customers in over 70 countries around the world. With headquarters in Gibraltar, the Victor Chandler Group is one of the world’s premier online gaming operators and www.thespinroom.com is one of the world’s premier online casinos.

In accordance with TSX Venture Exchange policy Chartwell also announces an unrelated payment of 25,000 common shares to Michele Marrandino for his general marketing and sales efforts in Europe.

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at:  www.chartwelltechnology.com

For further information, please contact:

                David Bajwa, Investor Relations
                (877) 699-4180 or (604) 669-4180
                info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties thatcould cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.